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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

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                               SCHEDULE 14D-9/A

               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)

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                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                           (Name of Subject Company)


                 CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES
                       (Name of Person Filing Statement)


                     UNITS OF LIMITED PARTNERSHIP INTEREST
                        (Title of Class of Securities)

                                     NONE
                     (Cusip Number of Class of Securities)

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                            WILLIAM H. JARRARD, JR.
                                   PRESIDENT
                             CONCAP EQUITIES, INC.
                         ONE INSIGNIA FINANCIAL PLAZA
                       GREENVILLE, SOUTH CAROLINA 29602
                                (864) 239-2747
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications
                 on Behalf of the Person(s) Filing Statement)









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         This Amendment No. 1 amends and supplements the
Solicitation/Recommendation Statement on Schedule 14D-9 originally filed with the Commission on October 30, 1997 (the "Statement") by Consolidated Capital Institutional Properties, a California limited partnership (the "Partnership"), relating to the tender offer by Reedy River Properties, L.L.C. (the "Purchaser") to purchase up to 45,000 of the outstanding units of limited partnership interest ("Units") in the Partnership, at $400 per Unit, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated October 30, 1997 and the related Assignment of Partnership Interest (which, together with any supplements or amendments, collectively constitute the "Offer") attached as Exhibits (a)(1) and (a)(2), respectively, to the Tender Offer Statement on Schedule 14D-1 originally filed with Commission by the Purchaser on October 30, 1997. Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.


ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

         On November 4, 1997, the General Partner received correspondence (a copy of which is attached as Exhibit (d)(1) to this Amendment No. 1) from a real estate broker describing an unsolicited indication of interest of a certain party in purchasing one of the Partnership's properties, The Sterling Apartment Homes and Commerce Center located in Philadelphia, Pennsylvania, for $40,000,000. The General Partner currently is reviewing and evaluating such indication of potential interest in the same manner as it has historically evaluated other unsolicited indications of interest from unknown potential purchasers.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

         (d)(1) Correspondence received from Interact International, Inc., dated November 4, 1997, relating to a third party's interest in The Sterling Homes and Commerce Center.


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                                   SIGNATURE


         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 25, 1997


                             CONSOLIDATED CAPITAL INSTITUTIONAL PROPERTIES

                             By:   CONCAP EQUITIES, INC.,
                                   its General Partner


                             By:   /s/ WILLIAM H. JARRARD, JR.
                                   -----------------------------------
                                   William H. Jarrard, Jr.
                                   President




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                                 EXHIBIT INDEX




       EXHIBIT NO.             DESCRIPTION

         (d)(1)   Correspondence received from Interact
                  International, Inc., dated November 4, 1997, relating to a third party's interest in The Sterling Homes and Commerce Center.










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